SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Telecom Argentina S.A.

Item

1.            English translation of a letter dated July 17, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, July 17, 2020 Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Relevant Matter

I am writing to you in my capacity as Responsible for Markets  Relations of  Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with address at Av. Alicia Moreau de Justo 50, City of Buenos Aires, for the purpose of informing that in anticipation of the consummation of the public offering of the Class 5 Notes announced on July 7, 2020 by the Company to be subscribed and integrated (a) in cash, in United States Dollars, and / or (b) in kind, through the delivery of the Class “A” Notes due in 2021 ( the “Offer”), which is expected to happen in or around August 6, 2020, and in furtherance of certain additional refinancing transactions contemplated by the Company that may involve significant cash payments in the coming months, on July 15, 2020 the Company entered into an agreement with TMF Trust Company (Uruguay), in its fiduciary capacity, to facilitate the administration of said payments.

The purpose of the agreement is to ensure the timely availability of the funds required to make the cash payments related to said refinancing transactions, including, without limitation, the cash portion of the consideration for the integration in kind of the Notes offered under the Company’s Offer.

Under the agreement, any assets that have not been applied to the cancellation of the Company´s cash payments referred to above shall revert to the Company, as residual beneficiary, upon termination of the fiduciary administration agreement.

Sincerely,

Telecom Argentina S.A.

/s/ Fernando Balmaceda
Responsible for Markets Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 17, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations